UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

 ______________________________________

Magnum Opus Acquisition Limited
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G5S70A104
(CUSIP Number)
January 29, 2024
(Information also provided as of December 31, 2023)
(Date of event which requires filing of this statement)

______________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5S70A104	13G

1		NAMES OF REPORTING PERSONS LMR Partners LLP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, LMR Partners LLP had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

CUSIP No. G5S70A104	13G

1		NAMES OF REPORTING PERSONS LMR Partners Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, LMR Partners Limited had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

CUSIP No. G5S70A104	13G

1	NAMES OF REPORTING PERSONS LMR Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, LMR Partners LLC had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

CUSIP No. G5S70A104	13G

1		NAMES OF REPORTING PERSONS LMR Partners AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, LMR Partners AG had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

CUSIP No. G5S70A104	13G

1		NAMES OF REPORTING PERSONS LMR Partners (DIFC) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, LMR Partners (DIFC) Limited had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

CUSIP No. G5S70A104	13G

1		NAMES OF REPORTING PERSONS Ben Levine
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, Ben Levine had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

CUSIP No. G5S70A104	13G

1		NAMES OF REPORTING PERSONS Stefan Renold
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC
(1)
The above information is provided as of January 29, 2024. As of December 31, 2023, Stefan Renold had voting and dispositive power over 678,645 Class A Ordinary Shares, constituting approximately 11.1% of the outstanding Class A Ordinary Shares, based on 6,595,117 Class A Ordinary Shares of the Issuer outstanding as of June 26, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 3, 2023 minus the redemption of 504,890 Class A Ordinary Shares by the Issuer’s shareholders, as reported in the Issuer’s Form 8-K filed with the SEC on July 26, 2023.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Magnum Opus Acquisition Limited (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at Unit 1009, ICBC Tower, Three Garden Road, Central, Hong Kong.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG and LMR Partners (DIFC) Limited (collectively, the “LMR Investment Managers”), which serve as the investment managers to certain funds with respect to the Class A Ordinary Shares (as defined in Item 2(d)) previously held by certain funds; and

(ii)	Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities previously held by certain funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. LMR Partners (DIFC) Limited is a United Arab Emirates corporation. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value $0.0001 per share (“Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER:

G5S70A104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons, including information regarding beneficial ownership as of December 31, 2023, and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2024

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS AG

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (DIFC) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD

EXHIBIT 99.1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
DATED: February 12, 2024

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS AG

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (DIFC) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD